ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 31, 2020
Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:  ETF Series Solutions (the “Trust”)
LHA Market State Alpha Seeker ETF (the “Fund”)
File Nos. 333-179562 and 811-22668

Dear Mr. Grzeskiewicz:
This correspondence responds to the comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 564 to the Trust’s Registration Statement on Form N-1A filed October 25, 2019 (SEC Accession No. 0000894189-19-007105) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Additionally, please note that the Amendment has been revised to remove references to the Sub-Adviser. The Adviser will be responsible for the day-to-day management of the Fund and has employed the portfolio managers described in the Amendment to manage the Fund on behalf of the Adviser.
Comment 1. Please provide a completed fee table for the Staff’s review prior to effectiveness.

Response: The Fund’s completed fee table is show below:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.10%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.06%
Total Annual Fund Operating Expenses	1.16%
1 Estimated for the current fiscal year.
Comment 2. In the “Principal Investment Strategy” section, please explain that the CBOE Volatility Index® (the “VIX® Index”) measures the expected volatility of the S&P 500 Index.
Response: The Trust notes that the third paragraph of the above-referenced section currently describes the VIX Index as an index “which utilizes real-time prices of options on the S&P 500 to reflect investors’ consensus view of future (30-day) expected stock market volatility.” The Trust believes that such information effectively describes the VIX Index for investors and is responsive to the Staff’s comment.

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 3. Please explain the extent of the leverage expected from following the Alpha Seeker strategy, including whether the notional amount of options will greatly exceed the Fund’s net assets. In addition, please clarify the amount of premiums to be paid for the options and the expected time to maturity for such options. For example, if the amount was 10% every 60 days, that would help investors understand the amount they could lose, as the buyer of the options risks losing the entire premium each period.
Response:  The Fund’s principal investment strategy does not include any fixed constraints on the notional amount of options or other derivatives, other than the requirement to cover the Fund’s obligations at all times with marketable securities. The Fund does not write uncovered (naked) options as part of its principal investment strategy, and consequently, long options with a notional amount that exceeds the Fund’s net assets would still only be subject to the risk of loss of premium. Such options investments are generally expected to incur a premium that is typically less than 2% of net assets each month. The following disclosure has been added to the principal investment strategy section: “The Fund’s investments in such options or option spreads will generally involve premiums of less than 2% of the Fund’s net assets during a given month.
Comment 4. Please state whether the fund will invest directly in stocks and bonds. If the Fund is going to invest in fixed income instruments, please disclose the strategy for such investments, including types, credit quality, maturity, and fixed income risks.
Response: The Adviser has confirmed to the Trust that the Fund will not invest in individual equity securities (other than equity interests in other investment companies) or fixed income instruments other than cash equivalents. Consequently, the Trust respectfully declines to add disclosure about such instruments.
Comment 5. Please re-order the principal risks of the Fund in order of importance rather than alphabetically. Please see ADI 2019-08 - Improving Principal Risks Disclosure.
Response: The Trust has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the Fund, not overly lengthy or technical, and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a ‘principal risk’of investing in the Fund, regardless of the order in which it appears.”

ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
Comment 6. Please revise the Options Risk to include the fact that if the Fund purchases an option and that option is not exercised, a buyer could risk losing the entire value of the option.
Response:  The Options Risk factor has been revised as follows:
Options Risk. Options enable the Fund to purchase exposure that is significantly greater than the premium paid. Consequently, the value of such options can be volatile, and a small investment in options can have a large impact on the performance of the Fund. The Fund risks losing all or part of the cash paid (premium) for purchasing options. Even a small decline in the value of a reference asset underlying call options or a small increase in the value of a reference asset underlying put options can result in the entire investment in such options being lost. Additionally, the value of the option may be lost if the Adviser fails to exercise such option at or prior to its expiration.
Comment 7. With respect to the prior performance disclosure, please clarify whether all of the accounts managed by the Portfolio Managers pursue the Alpha Seeker strategy or whether the Portfolio Managers also manage other accounts with a different strategy.
Response:  The first paragraph of the above-referenced section has been revised to read as follows:
The performance information shown below represents the prior performance of the Alpha Seeker strategy as managed by the Fund’s Portfolio Managers in certain of its separately managed accounts. The Portfolio Managers have managed the Alpha Seeker strategy continuously since January 1, 2015 in substantially the same manner. The Portfolio Managers do not advise any pooled investment vehicles other than the Fund that have investment strategies that are substantially similar to the Fund, and the performance below reflects the asset-weighted composite of time-weighted returns for all accounts managed by the Portfolio Managers using the Alpha Seeker strategy since January 1, 2015 and for which daily performance information is available (collectively, the “Alpha Seeker Composite”).

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary